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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: November 30, 2001	By	/s/ KEITH RICKARD Title: President and Chief Executive Officer

September 13, 2001

Alberta Securities Commission
BC Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

RE:	BakBone Software Incorporated Special Meeting of Shareholders

On behalf of our principal, BakBone Software Incorporated, we wish to confirm the following dates regarding their Special Meeting of Shareholders:

DATE OF MEETING	October 9, 2001
RECORD DATE	August 10, 2001
MATERIAL MAIL DATE	September 14, 2001
APPLICABLE SECURITIES	CUSIP NO.
Common Shares	057101107

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Sandra Evans
Senior Administrator
Client Relations
(403) 232-2416
sandra_evans@cibcmellon.com

cc:	BakBone Software Incorporated Attention: Charlene Martin

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SIGNATURES